                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          Education Alternatives, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   28139B 10 0
                                 (CUSIP Number)

                                Benjamin Nazarian
                          Pioneer Venture Fund, L.L.C.
                              2000 Pasadena Avenue
                             Los Angeles, California
                                 (213) 223-1114
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               - with a copy to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022


                               September 12, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D

---------------------------
CUSIP No.  28139B 10 0
---------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Pioneer Venture Fund, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                AF, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       141,500
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     141,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                141,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

------------------------------
CUSIP No. 28139B 10 0
------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Union Communications Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       204,500
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     204,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                204,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 28139B 10 0
-----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Benjamin Nazarian
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

              OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        55,000
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       346,000
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     55,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     366,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                421,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 28139B 10 0
--------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Dr. Pejman Salimpour
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

               OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        20,000
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       0
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     20,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                20,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

         This Schedule 13D is being filed on behalf of (1) Pioneer Venture Fund, L.L.C., a Delaware limited liability company ("PVF"), (2) Union Communications Company, a California limited partnership ("UCC"), (3) Benjamin Nazarian ("Nazarian") and (4) Dr. Pejman Salimpour ("Salimpour"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Education Alternatives, Inc., a Minnesota corporation (the "Company"). Each of the Reporting Persons (defined below) has acquired direct ownership of shares (the "Shares") of the Common Stock.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 1300 Norwest Financial Center, 7900 Xerxes Avenue South, Minneapolis, Minnesota 55431.

Item 2.  Identity and Background.

         (a) This statement is filed by PVF, UCC, Nazarian and Salimpour (collectively, the "Reporting Persons"). Attached as Exhibit 1 and incorporated by reference herein is the information required by Item 2 as to the members of PVF and the general partners of UCC.

         (b) The address of the principal business and principal office of each of PVF and UCC is 2000 Pasadena Avenue, Los Angeles, California 90031. Nazarian's business address is 2000 Pasadena Avenue, Los Angeles, California 90031. Salimpour's business address is Encino Medical Tower, 16260 Ventura Boulevard, #210, Encino, California 91436.

         (c) The principal business of PVF is that of a limited liability company engaged in making investments. The principal business of UCC is that of a partnership engaged in making investments. Nazarian's principal occupation is acting as Manager of PVF. Salimpour's principal occupation is physician. The business address of each of the Reporting Persons is given in response to section (b) above.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by PVF to purchase the Shares it owns directly was $811,800 and was furnished from (i) a loan from UCC in the amount of $500,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, (ii) a loan from UCC in the amount of $520,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference, and (iii) a margin loan from Prudential Securities Incorporated ("Prudential"), made by Prudential in the ordinary course of its business. A copy of the Margin Agreement between PVF and Prudential is attached hereto as
Exhibit 4 and is incorporated herein by reference.

         The total amount of funds required by UCC to purchase the Shares it owns directly was $886,225.20 and was furnished from margin loans from Prudential and Lehman Brothers Inc. ("Lehman"), made by Prudential and Lehman in the ordinary course of their respective businesses. Copies of the Margin Agreements between UCC and each of Prudential and Lehman are attached hereto as Exhibits 5(a) and 5(b) respectively, and are incorporated herein by reference.

         The total amount of funds required by Nazarian to purchase the Shares he owns directly was $254,700 and was furnished from margin loans from Lehman, made by Lehman in the ordinary course of its business. A copy of the Margin Agreement between Nazarian and Lehman is attached hereto as Exhibit 6 and is incorporated herein by reference.

         The total amount of funds required by Salimpour to purchase the Shares he owns directly was $112,500 and was furnished from margin loans from Prudential, made by Prudential in the ordinary course of its business. A copy of the Margin Agreement between Salimpour and Prudential is attached hereto as
Exhibit 7 and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Shares owned by them as an investment. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional shares of Common Stock, discussing with Company management or other significant holders of the Common Stock matters related to the Company, including but not limited to enhancing shareholder value, and/or seeking representation on the Company's Board of Directors. The Reporting Persons (or any of them) could also determine to dispose of their Shares, in whole or in part, at any time. Any such decision would be based on an assessment by such Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. Any purchases or dispositions of Shares may be effected through open market purchases or other types of transactions.

         Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) The Reporting Persons beneficially own an aggregate of 421,000 Shares. Based on information contained in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 1997, the Shares held by the Reporting Persons represent approximately 5.6% of the outstanding Shares.

         PVF beneficially owns 141,500 Shares, representing approximately 1.9% of the outstanding Shares. UCC beneficially owns 204,500 Shares, representing approximately 2.7% of the outstanding Shares. Nazarian directly owns 55,000 Shares, representing approximately 0.7% of the outstanding Shares. Salimpour beneficially owns 20,000 Shares, representing approximately 0.3% of the outstanding Shares.

         By reason of the control Nazarian exercises with respect to the investments of PVF and UCC, as described in Item 6, Nazarian may be deemed under Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934 (the "Exchange Act") to own beneficially all of the Shares owned by PVF and UCC. By reason of a limited power of attorney executed by Salimpour giving Nazarian certain powers as described in Item 6, Nazarian may be deemed under Rule 13d-3 to own beneficially all of the Shares which Salimpour beneficially owns. Thus, Nazarian may be deemed to have beneficial ownership of 421,000 Shares, representing approximately 5.6% of the outstanding Shares.

         (b) Each of PVF and UCC share with Nazarian the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Shares owned directly by them. Nazarian shares the power to dispose or to direct the disposition of the 20,000 Shares owned directly by Salimpour. Salimpour has the sole power to vote or to direct the vote of the 20,000 Shares owned directly by him.

         (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are listed on the attached Exhibit 8, which is incorporated herein by reference. All transactions listed were made through brokers in open market transactions effected on the Nasdaq National Market.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Nazarian controls, in practice, the investment decisions of PVF and UCC.

         Salimpour has executed a limited power of attorney, giving Nazarian shared power of disposition, but not voting power, over the Shares held by Salimpour. This limited power of attorney is attached hereto as Exhibit 9 and is incorporated herein by reference.

         Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 10 and is incorporated herein by reference.

         Except as described herein and by reference to Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         By virtue of the relationships among the Reporting Persons as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Information relating to members of PVF and general partners of UCC

Exhibit 2         Promissory Note made by PVF for the benefit of UCC

Exhibit 3         Promissory Note made by PVF for the benefit of UCC

Exhibit 4         Margin Agreement between PVF and Prudential

Exhibit 5(a)      Margin Agreement between UCC and Prudential

Exhibit 5(b)      Form of Margin Agreement between UCC and Lehman

Exhibit 6         Form of Margin Agreement between Nazarian and Lehman

Exhibit 7         Margin Agreement between Salimpour and Prudential

Exhibit 8 Schedule of transactions in the Common Stock by the Reporting Persons during the past sixty days

Exhibit 9         Limited Power of Attorney of Salimpour

Exhibit 10        Joint Filing Agreement

Exhibit 11 Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 1997


                                            PIONEER VENTURE FUND, L.L.C.


                                            By:/s/ Benjamin Nazarian
                                            ------------------------------
                                            Name: Benjamin Nazarian
                                            Title:  Manager




                                            UNION COMMUNICATIONS COMPANY


                                            By:        *
                                            ------------------------------
                                            Name: Parviz Nazarian
                                            Title: General Partner




                                             /s/ Benjamin Nazarian
                                            ------------------------------
                                                 Benjamin Nazarian




                                                       *
                                            ------------------------------
                                              Dr. Pejman Salimpour




                                            * By: /s/ Benjamin Nazarian
                                            ------------------------------
                                                      Benjamin Nazarian
                                                      Attorney-in-Fact